Exhibit 1

Ned L. Sherwood

4731 North Highway A1A, Suite 213

Vero Beach, FL 32963

Tel: (772) 226-7923

Fax: (772) 231-0207

June 11, 2013

Mr. Alexander C. Kinzler

Mr. Russell Gifford

Barnwell Industries

1100 Alakea St., Suite 2900

Honolulu, HI 96813

Dear Alexander and Russell:

As you know, I have been a long-time shareholder of Barnwell, having purchased my first shares approximately nine years ago on June 1, 2004 at a price of $7.50. Over the years, I have purchased additional shares at prices as high as $20.79 during July of 2006.

Obviously, my Barnwell investment to date has resulted in capital losses, but no doubt some of the losses can be attributed to the housing crisis which began in 2008 and the decline in natural gas prices during the past several years. Notwithstanding my poor investment results, I have recently increased my shareholdings in Barnwell to greater than 10% of the outstanding shares, and I believe Barnwell’s future results should improve from this point if the Company takes the proper steps to maximize shareholder returns.

I have been appreciative of the willingness that you both have shown to speak with me. These conversations have helped me better understand both the problems and the potential that Barnwell may face in the future. Based on the work I have done on the Company, I have recently communicated some thoughts about strategic moves and changes that should be considered by management and the Board in order to enhance shareholder value. Unfortunately, it appears as if your Board and Chairman have seen fit to ignore my suggestions.

Therefore, I thought it might be helpful to the broader shareholder base if I made my suggestions public.

First, Barnwell’s Chairman and Chief Executive Officer, Morton H. Kinzler, should be forced to retire immediately. Morton is 87 years old and has earned total compensation in the last three years according to the proxy statement of $829,160, $960,939, and $755,495 respectively. Additionally, I understand that Morton is a Florida resident and maintains residences in the New York metropolitan area, in each case thousands of miles away from the Company’s main headquarters in Hawaii or Oil and Gas Operations in Canada. Finally, Barnwell’s stock price first crossed $3.60 per share on a split adjusted basis on December 5, 1989 (23 ½ years ago!!), and its stock traded at that price on June 4, 2013. Therefore, while Morton basks in seeming retirement with near million dollar compensation, the shareholders have experienced no appreciation in 23 ½ years. This does not seem proper to me.

Second, even though I recently communicated my thoughts regarding Morton and his track record to Barnwell’s Board, Board members don’t seem to be listening or are not quick to react. This could be because, counting Morton, five Barnwell Board members range in age from 69 to 89 with three of these members at or over 80!! I propose a mandatory retirement age for Barnwell Directors of 65 (or 70 at maximum), effective immediately. I believe that this change would lead to a more responsive Board.

Lastly, and quite important in my view, I understand that Barnwell owns a valuable apartment in New York City! This apartment is in a largely residential building and may be worth as much as $4 million. I asked both of you if I could visit this “office,” but you refused. Why Barnwell, a company based in Hawaii and Canada, owns an apartment in the heart of Manhattan is a question that I cannot answer. In a candid moment, management recently admitted to me that they like it better than a hotel when they visit New York City!! I suggest that the Company immediately sell the New York apartment and use the proceeds to repurchase Barnwell shares. If the apartment sells for close to $4 million, the Company could retire more than one million shares at current prices (12% of the shares outstanding).

Alex and Russell, I believe that now that the housing and natural gas markets are recovering, Barnwell can prosper. However, this time I want the shareholders to prosper along with the Company. In order to assure that the Company and the shareholders BOTH prosper, I believe my suggestions must be implemented. Barnwell cannot be Morton Kinzler’s little playground in the future. The rest of us are also shareholders and are entitled to have our shares reflect to real value of the Company.

I hope that Morton and the Board will fairly consider and then implement my suggestions. I am always available to discuss. You can reach me at the numbers above or via e-mail at nlsadvisory@gmail.com.

Sincerely,
/s/ Ned L. Sherwood
Ned L. Sherwood

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